Exhibit 16.1

April 8, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K/A dated April 8, 2011 of Encore Energy Partners LP and are in agreement with the statements contained in the second and third paragraphs therein.  We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP